03015053

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL PROCESSING RECEIVED FEB 28 2003 WASH. D.C.

SEC FILE NUMBER
8-52586

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AFS Capital LLC (CRD #104126)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1895 Preston White Drive, Suite 250 (No. and Street)

Reston (City) Virginia (State) 22102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lawrence J. Hoffman 703-817-1162 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Argy, Wiltse & Robinson, P.C. (Name — if individual, state last, first, middle name)

8300 Greensboro Drive, Suite 1060 (Address) McLean (City), Virginia (State) 22102 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Lawrence J. Hoffman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HFS Capital LLC, as of December 31, ~~19~~2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chairman / CEO

Title

Notary Public

My commission expires 5/31/04.

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARGY, WILTSE & ROBINSON, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

AWR
LEADING BY EXAMPLE

February 26, 2003

To the Member of HFS Capital LLC:

In planning and performing our audit of the financial statements and supplemental schedule of HFS Capital LLC (the Company) for the year ended December 31, 2002, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of

MEMBER OF THE LEADING EDGE ALLIANCE

8405 Greensboro Drive Suite 700 Tysons Corner McLean, Virginia 22102
Phone: 703-893-0600 Fax: 703-893-2766 www.awr.com

America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Argy, Wiltse & Robinson, P.C.

AUDITED FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

HFS CAPITAL LLC

DECEMBER 31, 2002 AND 2001 WITH
REPORT OF INDEPENDENT ACCOUNTANTS

ARGY, WILTSE & ROBINSON, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

LEADING BY EXAMPLE

REPORT OF INDEPENDENT ACCOUNTANTS

February 26, 2003

To the Member of HFS Capital LLC:

In our opinion, the accompanying balance sheets and the related statements of operations and member's deficit, and of cash flows present fairly, in all material respects, the financial position of HFS Capital LLC at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Argy, Wiltse & Robinson, P.C.

HFS CAPITAL LLC

BALANCE SHEETS

DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS		
Cash	$ 8,405	$ 6,178
Total assets	$ 8,405	$ 6,178
LIABILITIES AND MEMBER'S EQUITY		
Liabilities	$ 0	$ 0
Member's equity		
Member's capital	33,916	32,166
Member's retained earnings (deficit)	(25,511)	(25,988)
Total member's equity	8,405	6,178
Total liabilities and member's equity	$ 8,405	$ 6,178

The accompanying notes are an integral part of these financial statements.

HFS CAPITAL LLC

STATEMENTS OF OPERATIONS AND MEMBER'S DEFICIT

YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Revenue		
Advisory fees	$ 220,313	$ 21,725
Interest income	68	70
	220,381	21,795
Costs and expenses		
Subcontractor costs	219,330	12,000
Insurance	362	0
Bank charges	227	133
Taxes and licenses	4	1,574
Salaries and benefits	0	24,029
Other expenses, net of associated refunds	(19)	355
	219,904	38,091
Net income (loss)	477	(16,296)
Member's deficit at the beginning of the year	(25,988)	(9,692)
Member's deficit at the end of the year	$ (25,511)	$ (25,988)

The accompanying notes are an integral part of these financial statements.

HFS CAPITAL LLC

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Cash flows from operating activities:		
Net income (loss)	$ 477	$ (16,296)
Adjustment to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Decrease in accrued salaries	0	(26,913)
Net cash provided by (used in) operating activities	477	(43,209)
Cash flows from investing activity:		
Decrease in deposit	0	80
Net cash provided by investing activity	0	80
Cash flows from financing activities:		
Advances due from affiliated company, net	0	38,834
Contribution of member's capital	1,750	9,666
Net cash provided by financing activities	1,750	48,500
Net increase in cash	2,227	5,371
Cash at the beginning of the year	6,178	807
Cash at the end of the year	$ 8,405	$ 6,178
Supplemental cash flow disclosure:		
Interest paid	$ 0	$ 0

The accompanying notes are an integral part of these financial statements.

HFS CAPITAL LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

HFS Capital LLC (the Company), incorporated in the Commonwealth of Virginia in June 2000, was organized to operate as a minimum net-capital registered broker-dealer and is a member of the National Association of Securities Dealers. The Company provides an array of services including merger, acquisition and divestiture services, assistance with securing debt or equity financing, business valuation, business planning and other corporate finance advisory services.

Prior to January 1, 2002, the Company was owned by Hoffman, Fitzgerald & Snyder, P.C. (HFSPC) and its three principals who were also officers of the Company. Effective January 1, 2002, one of the three HFSPC principals purchased the interest of HFSPC and the other two principals and, thus, became the sole owner of the Company.

The significant accounting policies followed by the Company are described below.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Revenue recognition

Advisory fees are recognized as earned as the related services are performed. Commissions are recorded on the closing date of the related transaction.

Income taxes

The Company is a limited liability company for federal income tax purposes (which also applies to most states). Accordingly, it is generally not subject to corporate income taxes and the income, deductions, credits and other tax attributes generated by the Company flow to its members.

Reclassifications

Certain amounts presented in the 2001 financial statements have been reclassified to conform with the 2002 presentation. Such reclassifications have no impact on the 2001 net loss, as previously reported.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company has an expense sharing arrangement with a common owned entity under which the Company may use office space and personnel. The Company incurred $219,330 and $12,000 of subcontractor costs under this arrangement during the years ended December 31, 2002 and 2001, respectively.

During the year ended December 31, 2002, the Company's member contributed $1,750 of additional capital.

During the year ended December 31, 2001, net advanced funds between HFSPC and the Company were $38,834. HFSPC contributed $7,166 of additional members' capital during the year.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $8,405, which was $2,405 in excess of its required capital of $5,000, and no debt. At December 31, 2001, the Company had net capital of $6,178, which was $1,178 in excess of its required net capital of $5,000, and no debt.

HFS CAPITAL LLC

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2002

HFS CAPITAL LLC

SCHEDULE 1 - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2002

Net capital		
Total members' equity	$	8,405
Adjustments to calculate net capital		0
Net capital	$	8,405
Aggregate indebtedness	$	0
Computation of basic net capital requirement		
Minimum net capital required ($5,000 x 120%)	$	6,000
Excess net capital	$	2,405
Reconciliation with Company's computation		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report, as originally submitted and as amended	$	2,405
Reconciling items		0
Net capital per above	$	2,405

See report of independent accountants.